EXHIBIT 99.1

Brookfield Corporation Reports Strong Third Quarter Results

Distributable Earnings of $5.0 billion for the Last Twelve Months

Liquidity of Nearly $120 billion Today

Retail and Wealth Flows Now Approximately $800 million Monthly;
Expected to be Over $1.5 billion Monthly in 2024

BROOKFIELD, NEWS, Nov. 09, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended September 30, 2023.

Nick Goodman, President of Brookfield Corporation, stated, “We delivered strong financial results in the third quarter, bolstered by the growing cash flows and robust earnings of our underlying businesses. We are well positioned for the balance of the year and heading into 2024, supported by strong momentum in fundraising, anticipated acquisitions in our insurance solutions business, the resilience of our market-leading operating businesses and our differentiated capital base. As always, our focus remains on creating long-term wealth for all stakeholders.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 11% per share over the last twelve months (“LTM”), after adjusting for the special distribution of 25% of our asset management business in December last year.

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income[1]	$35	$716	$2,015	$8,612
Distributable earnings before realizations[2,3]	1,056	1,216	4,156	4,224
– Adjusted for the special distribution[2,3,4]	1,056	1,085	4,049	3,707
– Per Brookfield share[2,3,4]	0.67	0.67	2.54	2.28
Distributable earnings[2,3]	1,150	1,363	4,992	5,032
– Per Brookfield share[2,3]	0.73	0.85	3.13	3.10

See endnotes on page 8.

Net income in the third quarter was $35 million. DE before realizations were $1.1 billion for the quarter and $4.2 billion over the LTM. Our resilient and growing cash flows were supported by strong underlying operating earnings. The comparative period net income included higher one-time valuation gains.

Within our asset management business, fee-related earnings increased by 13%, when excluding performance fees, compared to the prior year, due to successful fundraising efforts and capital deployment.

Our insurance solutions business continues to deliver earnings growth driven by strong investment performance on our growing insurance asset base.

Our operating businesses generated stable and predictable streams of cash flows, supported by the underlying earnings across our renewable power & transition, infrastructure, and private equity businesses and growth in same-store net operating income (“NOI”) in our real estate business.

During the quarter and over the last twelve months, earnings from realizations were $94 million and $836 million, respectively, with total DE for the quarter and the last twelve months of $1.2 billion and $5.0 billion, respectively.

Regular Dividend Declaration

The Board declared a quarterly dividend for the Corporation of $0.07 per share, payable on December 29, 2023 to shareholders of record as at the close of business on November 30, 2023. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

DE before realizations were $1.1 billion for the quarter and $4.2 billion for the LTM, representing an increase of 11% per share over the prior year, after adjusting for the special distribution of 25% of our asset management business. Total DE for the quarter was $1.2 billion and $5.0 billion for the LTM.

Asset Management:

  Distributable earnings were $634 million in the quarter and $2.6 billion over the LTM.
  Fee-related earnings increased by 13%, when excluding performance fees, compared to the prior year.
  Fundraising continues to be strong with inflows of $61 billion year to date and $71 billion for the LTM. Fee-bearing capital was $440 billion as of September 30, 2023, an increase of $33 billion or 8% over the LTM.
  We closed our largest ever private equity fund in the quarter and the world’s largest private infrastructure debt fund after quarter end. We remain on track towards achieving our $150 billion capital raising target.

Insurance Solutions:

  Distributable operating earnings were $182 million in the quarter and $657 million over the LTM, an increase of 14% compared to the prior year quarter.
  During the quarter, our insurance assets grew to approximately $50 billion and our average investment portfolio yield was 5.5%, about 200 bps higher than the average cost of capital.
  We continue to track towards reaching $800 million of annualized earnings by the end of 2023. With the expected closing of Argo Group and American Equity Life, our insurance solutions business will grow to over $100 billion of assets and $1.2 billion of annualized earnings with a credible path to a stabilized earnings run-rate of approximately $2 billion annually over time.

Operating Businesses:

  Distributable earnings were $366 million for the quarter and $1.5 billion over the LTM.
  Operating Funds from Operations within our renewable power & transition and infrastructure businesses increased by 14% over the LTM, generating stable and growing cash distributions. Our private equity business continues to contribute resilient and high-quality cash flows.
  Strong performance within our core real estate portfolio drove same-store NOI growth of 9% compared to the prior year, capturing higher revenues and tenant demand. Leasing activity remains strong with 0.8 million square feet completed in the quarter across all our office assets, and foot traffic increased by 7% versus the comparative period at our core retail portfolio.

Earnings from realizations of mature assets were $94 million for the quarter and $836 million for the LTM.

  Executed on approximately $25 billion of asset sales year to date, bringing the total monetizations completed over the LTM to over $35 billion—substantially all transacting at values higher than our IFRS carrying values, providing strong evidence for the carrying values of our high-quality investments.
  Year to date, we have recognized $470 million of net realized carried interest into income and continue to see a path to realize well over $500 million of net realized carried interest into income this year.
  Total accumulated unrealized carried interest now stands at $9.9 billion, representing an increase of 12% over the LTM, net of carried interest realized into income.

We ended the quarter with nearly $120 billion of capital available to deploy into new investments.

  Since the end of the last quarter, we returned over $400 million to shareholders through regular dividends and share repurchases. Over the LTM, we have repurchased approximately $750 million of Class A shares in the open market.
  We have significant amounts of deployable capital of nearly $120 billion, which includes $35 billion of cash, financial assets and undrawn credit lines at the Corporation and our affiliates.
  Our balance sheet remains conservatively capitalized, with a weighted-average term of 12 years and modest maturities through to the end of 2024.
  We maintain strong access to the capital markets enabling us to refinance existing operations and fund growth. In just the past few months, our businesses have been able to access the capital markets and execute a number of financings, increasing the duration, and in many cases tightening the spreads of the debt.
  Within our real estate business, we have successfully refinanced our 2023 maturities across 131 individual loans with no material impact to liquidity, and we expect to be able to refinance our upcoming maturities with similar success.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		September 30		December 31
		2023		2022
Assets
Cash and cash equivalents		$12,087		$14,396
Other financial assets		26,334		26,899
Accounts receivable and other		34,613		30,208
Inventory		12,185		12,843
Equity accounted investments		54,431		47,094
Investment properties		121,520		115,100
Property, plant and equipment		136,428		124,268
Intangible assets		40,802		38,411
Goodwill		33,698		28,662
Deferred income tax assets		3,717		3,403
Total Assets		$475,815		$441,284

Liabilities and Equity
Corporate borrowings		$13,007		$11,390
Accounts payable and other		57,116		57,941
Non-recourse borrowings		213,559		202,684
Subsidiary equity obligations		4,220		4,188
Deferred income tax liabilities		24,656		23,190

Equity
Non-controlling interests in net assets	$118,786		$98,138
Preferred equity	4,103		4,145
Common equity	40,368	163,257	39,608	141,891
Total Equity		163,257		141,891
Total Liabilities and Equity		$475,815		$441,284

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Revenues	$24,441	$23,418	$71,406	$68,556
Direct costs[1]	(18,842)	(17,771)	(54,166)	(52,610)
Other income and gains	381	111	2,245	605
Equity accounted income	809	933	1,639	2,340
Interest expense
– Corporate borrowings	(164)	(128)	(454)	(369)
– Non-recourse borrowings
Same-store	(3,581)	(2,746)	(9,558)	(7,048)
Acquisitions, net of dispositions[2]	(268)	—	(1,132)	—
Upfinancings[2]	(68)	—	(314)	—
Corporate costs	(16)	(30)	(53)	(89)
Fair value changes	(170)	(549)	(70)	834
Depreciation and amortization	(2,246)	(1,997)	(6,648)	(5,694)
Income tax	(241)	(525)	(924)	(1,374)
Net income	$35	$716	$1,971	$5,151

Net income attributable to:
Brookfield shareholders	$230	$423	$431	$2,372
Non-controlling interests	(195)	293	1,540	2,779
	$35	$716	$1,971	$5,151

Net income per share
Diluted	$0.12	$0.24	$0.20	$1.40
Basic	0.12	0.25	0.20	1.44

1.   Direct costs disclosed above exclude depreciation and amortization expense.
2.   Interest expense from acquisitions, net of dispositions, and upfinancings completed over the twelve months ended September 30, 2023.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Asset management	$634	$748	$2,607	$3,008

Insurance solutions	182	159	657	239

BEP	105	100	415	395
BIP	80	75	315	296
BBU	9	9	36	30
BPG	179	191	766	882
Other	(7)	(5)	(24)	(83)
Operating businesses	366	370	1,508	1,520

Corporate costs and other	(126)	(61)	(616)	(543)
Distributable earnings before realizations[1]	1,056	1,216	4,156	4,224
Realized carried interest, net	94	99	750	416
Disposition gains from principal investments	—	48	86	392
Distributable earnings[1]	$1,150	$1,363	$4,992	$5,032

1.   Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income	$35	$716	$2,015	$8,612
Financial statement components not included in DE:
Equity accounted fair value changes and other items	298	141	2,743	1,334
Fair value changes and other	503	549	2,214	(2,814)
Depreciation and amortization	2,246	1,997	8,637	7,433
Deferred income taxes	(238)	240	(766)	768
Non-controlling interests in the above items[1]	(1,906)	(2,347)	(10,133)	(10,226)
Realized disposition gains in fair value changes or prior periods	203	170	815	1,084
Less: total disposition gains	(297)	(151)	(1,342)	(1,055)
Less: realized carried interest, net	(94)	(99)	(750)	(416)
Working capital, net	306	—	723	(496)
Distributable earnings before realizations[2]	1,056	1,216	4,156	4,224
Realized carried interest, net[3]	94	99	750	416
Disposition gains from principal investments	—	48	86	392
Distributable earnings[2]	$1,150	$1,363	$4,992	$5,032

1.   Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting DE attributable to non-controlling interests, we are able to remove the portion of DE earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
2.   Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
3.   Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Nine Months Ended
	2023	2022	2023	2022
Net income	$35	$716	$1,971	$5,151
Non-controlling interests	195	(293)	(1,540)	(2,779)
Net income attributable to shareholders	230	423	431	2,372
Preferred share dividends[1]	(41)	(37)	(123)	(111)
Dilutive effect of conversion of subsidiary preferred shares	—	—	—	—
Net income available to common shareholders	189	386	308	2,261
Dilutive impact of exchangeable shares of affiliate	1	1	2	4
Net income available to common shareholders including dilutive impact of exchangeable shares	$190	$387	$310	$2,265

Weighted average shares	1,561.2	1,562.5	1,565.8	1,565.0
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2] and exchangeable shares of affiliate	24.5	48.9	23.9	53.5
Shares and share equivalents	1,585.7	1,611.4	1,589.7	1,618.5

Diluted earnings per share[3]	$0.12	$0.24	$0.20	$1.40

1.   Excludes dividends paid on perpetual subordinated notes of $3 million (2022 – $3 million) and $8 million (2022 – $8 million) for the three and nine months ended September 30, 2023, which are recognized within net income.
2.   Includes management share option plan and escrowed stock plan.
3.   Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended September 30, 2023, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and nine months ended September 30, 2023, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2023 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. EST, please pre-register at https://register.vevent.com/register/BIc98538657e48446eb1275978dc776389. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/go/bnq3-2023. For those unable to participate in the Conference Call, the telephone replay will be archived and available until November 9, 2024. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/go/bnq3-2023.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our insurance solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from principal investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and it includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis.

FFO consists of the following components:

  Operating FFO represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
  Realized Carried Interest as defined above.
  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use DE and FFO to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We also make reference to Net Operating Income (“NOI”), which refers to the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE and FFO, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes

1.   Consolidated basis – includes amounts attributable to non-controlling interests.
2.   Excludes amounts attributable to non-controlling interests.
3.  See Reconciliation of Net Income to Distributable Earnings Before Realizations and Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.
4.  Distributable earnings before realizations, including per share amounts, for the three months ended September 30, 2023 and the twelve months ended September 30, 2023 and 2022 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring the impact of current market or economic conditions on our operating businesses, the future state of the economy or the securities market and expected future deployment of capital and dispositions as well as statements regarding future earnings.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including real estate, renewable power and transition, infrastructure, private equity, and credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that Brookfield Corporation will achieve the target returns or growth objectives or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.